Morgan Stanley Structured Investments	Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-200365 March 8, 2017

Auto-Callable Securities with Fixed Percentage Buffered Downside Linked to the Energy Select Sector SPDR® Fund due October 5, 2018 Principal at Risk Securities

Summary of terms
Issuer	Morgan Stanley
Term	1.5 years, unless called earlier
Market measure	Shares of the Energy Select Sector SPDR® Fund (the “underlying shares”)
Pricing date	March 31, 2017*
Original issue date	April 5, 2017*
Face amount	$1,000 per security (100% of par)
Redemption amount	See “Investment description” on this page and “How the redemption amount is calculated” on page 3
Call payment	See “Investment description” on this page and “Call Dates and Call Premiums” on page 3
Automatic call	See “Investment description” on this page.
Call dates:	1st call date: April 5, 2018* Calculation day: September 28, 2018*
Call settlement dates	The fifth business day after the relevant call date.
Maturity date	October 5, 2018*
Starting price	The share closing price on the pricing date
Ending price	The share closing price of one underlying share on the calculation day times the adjustment factor on such date
Adjustment factor	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Threshold price	90% of the starting price
Buffer amount	10%
Calculation agent	Morgan Stanley & Co. LLC, a wholly owned subsidiary of the issuer
Denominations	$1,000 and any integral multiples of $1,000
Agent discount	Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $25.00 for each security it sells. Dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $12.50 per security, and WFA will receive a distribution expense fee of $0.75 for each security sold by WFA.
CUSIP	61761J3Y3

Investment description

•     Linked to the Energy Select Sector SPDR® Fund (the “Fund”)

•     Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of the face amount at maturity and are subject to a potential automatic call, as described below. If the securities are not called prior to maturity, the redemption amount payable at maturity will depend on the performance of the underlying shares from the starting price to the ending price. Investors may lose up to 90% of their investment.

•     Automatic Call. If, on any call date, the share closing price of the underlying shares (multiplied by the adjustment factor as of such date) is greater than or equal to the starting price, the securities will be automatically called for the applicable call payment on the related call settlement date.

The call payment will be an amount in cash per face amount corresponding to a return at a per-annum rate that will be set on the pricing date, as follows:

•     1st call date: $1,070.00-$1,080.00, which corresponds to a call premium of 7.00-8.00%

•     Calculation day: $1,105.00-$1,120.00, which corresponds to a call premium of 10.50-12.00%

The actual call payment and call premium applicable to each call date will be determined on the pricing date.

If the securities are not called prior to maturity, at maturity, the redemption amount per $1,000 face amount of securities will be determined as follows:

o     If the price of the underlying shares increases or does not decrease from the starting price:

You will receive the call payment applicable to the calculation day

o    If the price of the underlying shares decreases from the starting price, but the decrease is not more than 10%:

You will receive $1,000.

o    If the price of the underlying shares decreases from the starting price by more than 10%:

You will receive less than $1,000 and will have 1-to-1 downside exposure to the decrease in the value of the underlying shares in excess of 10%.

•    Investors may lose up to 90% of the face amount.

•   Any positive return on the securities will be limited to the applicable call premium. Investors will not participate in any appreciation of the underlying shares.

•    All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, the underlying shares or any securities held by the Energy Select Sector SPDR® Fund.

•   No periodic interest payments or dividends.

•   No exchange listing; designed to be held to maturity.

*To the extent the issuer makes any change to the pricing date or original issue date, the call dates, calculation day and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $965.80, or within $15.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary terms for further information.

The securities involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary terms.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary terms, product supplement for Auto-Callable Securities, index supplement and prospectus before making a decision to invest in the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Hypothetical payoff diagram

The payoff diagram to the right is based on hypothetical percentage changes in the share closing price of the underlying shares from the pricing date to the applicable call date. The call premiums reflected in the diagram are hypothetical and are based on the midpoint of the ranges specified for the call premiums.

This diagram has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call premium and the actual call date on which the securities are called; (iii) if the securities are not automatically called prior to maturity, the actual ending price; and (iv) whether you hold your securities to the call settlement date or maturity.

Call Dates and Call Premiums

Call Date	Call Premium	Payment per Security upon an Automatic Call
April 5, 2018	7.00-8.00%	$1,070.00-$1,080.00
September 28, 2018 (the “calculation day”)	10.50-12.00%	$1,105.00-$1,120.00
The actual call payment and call premium applicable to each call date will be determined on the pricing date.

How the redemption amount at maturity is calculated

If the ending price is greater than or equal to the starting price:

the call payment for the calculation day

If the ending price is less than the starting price, but greater than or equal to the threshold price:

the face amount of $1,000

If the ending price is less than the threshold price:

If the securities are not called and the ending price is less than the threshold price, you will receive less, and up to 90% less, than the face amount of your securities at maturity.

Notwithstanding anything to the contrary in the accompanying product supplement for Auto-Callable Securities, the amount you will receive at maturity will be the redemption amount, defined and calculated as provided herein and in the accompanying preliminary terms.

Energy Select Sector SPDR® Fund daily share closing prices*

Energy Select Sector SPDR® Fund Daily Share Closing Prices January 1, 2012 to March 3, 2017

* The graph above sets forth the daily share closing prices of the underlying shares for the period from January 1, 2012 through March 3, 2017. We obtained the information in the graph above from Bloomberg Financial Markets without independent verification. The underlying shares have at times experienced periods of high volatility. You should not take the historical prices of the underlying shares as an indication of future performance, and no assurance can be given as to the share closing price of the underlying shares on any call date, including the calculation day.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms, product supplement for Auto-Callable Securities, index supplement and prospectus. Please review those risk factors carefully.

•	The securities do not pay interest, and you will receive less, and up to 90% less, than the face amount of your securities at maturity if the securities are not called and the ending price is less than the threshold price.

•	The appreciation potential of the securities is limited by the fixed call payments specified for each call date.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.

•	Investing in the securities is not equivalent to investing in the underlying shares or the stocks composing the share underlying index.

•	Investing in the securities exposes investors to risks associated with investments with a concentration in the energy sector.

•	Adjustments to the underlying shares or to the share underlying index could adversely affect the value of the securities.

•	The performance and market price of the Fund, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the Fund.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•	Reinvestment risk if the securities are called.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the shares of the Energy Select Sector SPDR® Fund.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley, will make determinations with respect to the securities.

•	Hedging and trading activity by our subsidiaries could potentially affect the value of the securities.

•	The stated maturity date may be postponed if the calculation day is postponed.

•	Historical prices of the underlying shares should not be taken as an indication of the future performance of the underlying shares during the term of the securities.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security. Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying preliminary terms, product supplement for Auto-Callable Securites, index supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “SPDR®”, “Select Sector SPDR” and “Select Sector SPDRs” are trademarks of Standard & Poor’s Financial Services LLC.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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